CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

      New independent accountants

      The Owner Trustee, State Street Bank and Trust Company, has authorized and approved College and University Facility Loan Trust One (the "Trust") to engage Deloitte & Touche, LLP as its new independent accountants to serve as the Trust's independent accountants for the 2002 fiscal year. Deloitte & Touche, LLP's engagement became effective as of November 1, 2002, the date on which Deloitte & Touche, LLP accepted the appointment. During the two most recent fiscal years and through August 15, 2002, the Trust has not consulted with Deloitte & Touche, LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-B except as stated below.

      The Trust, pursuant to a no-action letter received from the Commission, accounts for its investments on the amortized cost method of accounting as described in Note 2 to the financial statements. Deloitte & Touche, LLP has concluded that accounting principals generally accepted in the United States (GAAP) required that the Trust account for its investments under the fair value method of accounting. As such, Deloitte & Touche, LLP has qualified their opinion on the Trust's 2002 financial statements for the effects of accounting for investments under the amortized cost method of accounting.